

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 14, 2013

Via Mail
Mr. Bill Sigler
Chief Executive Officer
Smack Sportswear
1765 Oak Street
Torrance, CA

Re: **Smack Sportswear**
        Form 8-K
        Filed December 6, 2012
        File No. 000-53049

Dear Mr. Sigler:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K Filed December 6, 2012

General

1. Please provide the information required by Items 201, 202 and 702 of Regulation S-K.

2. We note that in June 2012 the Pennsylvania Securities Commission appears to have issued a cease and desist letter against the company and Mr. Sigler for certain offering activities conducted in that state. Please provide disclosure under Item 103 of Regulation S-K with respect to that letter and any other applicable matters. Please also consider providing related risk factor disclosure.

3. Please provide the disclosure called for by Section 5.06 of Form 8-K.

4. We note that there appears to be a significant percentage of unaffiliated ownership of your common stock and your common shares are traded on the OTCQB, but you do not appear to have historically held annual meetings of shareholders despite the provisions of your governing documents. Please advise us whether you are relying on a provision of state law for not holding annual meetings and, if so, which provision. To the extent you have failed to comply with state law or your governing documents, please include adequate disclosure about the consequences of such failure and the steps you intend to take, if any, to remedy such defects.

5. Please confirm that you will file exhibits pursuant to Item 601(b)(101) of Regulation S-K with your upcoming Form 10-K filing. Additionally, advise us why you believed that the company was not required to file exhibits to its periodic reports pursuant to Item 601(b)(101) since June 15, 2011. We may have further comments.

Item 2.01 Completion of Acquisition or Disposition of Assets

6. We note your discussion of Team Sports Business separate from the company's business. As non-exclusive examples, you refer to the intellectual property and number of employees of Team Sports rather than the company. Please revise your Form 8-K filing, as appropriate, to clarify that you are providing disclosure on behalf of the company as a whole when referring to Team Sports.

7. Please revise to disclose that Team Sports is the accounting acquirer and that the transaction is being accounted for as a reverse recapitalization of Team, i.e., the assets and liabilities are brought forward at their book value.

Team Sports Business

8. Please revise your disclosure to provide the basis for the following statements:

    *   Your references to the popularity and growth of volleyball under Team Sports Business Plan.
    *   That you provide a "superior product" that can be "delivered in a much shorter time frame."
    *   Your management's belief that the company has competitive advantages that include "longevity," "vertical and horizontal integration," "key partnerships with premier organizations and athletes," "unique fundraising programs and affiliate opportunities," "reach to a captive and brand-educated market in which to promote all properties."

- Your claim that "massive growth opportunities can be achieved by financing and utilizing aggressive marketing strategies" under Team Apparel.
- Your statement under E-Commerce/Catalog that your affiliate program will allow you to have a store on USA Volleyball's website. In this regard, clarify if you have a relationship with USA Volleyball or only USA Beach Volleyball.

9. We note the reference in the last paragraph of Mr. Sigler's biography, under Current Directors and Officers, to the indoor volleyball apparel market allowing for higher profits "thru a B2C model" and easier to obtain volume orders. Please expand the discussion of your business to clearly discuss such material differences within the volleyball market and how such differences affect your operations.

Team Sports Business Plan

10. Please identify the "certain resources" that would lead to the significant growth in your two business segments.

Team Apparel

11. Please clarify your reference to the "massive Team Dealer network."

Competition

12. Please revise to address the company's competitive position in the industry and the methods of competition.

Patents, Trademarks, Franchises, Concessions, Royalty Agreements or Labor

13. We note your discussion of patent or trademark "applications" in this section. Please also disclose any existing material intellectual property and its duration. Please see Item 101(h)(4)(vii) of Regulation S-K.

Government Regulation

14. Please expand your disclosure in this section to discuss the effect of the described governmental regulations on your business. Please see Item 101(h)(4)(ix) of Regulation S-K.

Employees

15. Please revise your disclosure to clarify the meaning of "independent contract employees."

Properties

16. Please disclose the suitability, adequacy, capacity and extent of utilization of the property described in this section. Please see Instruction 1 to Item 102 of Regulation S-K.

17. Revise to briefly address the material terms of the company lease.

Risk Factors
We May Not Be Able to Find Suitable Employees

18. We note your reference to your "sole officer" and your need to hire additional staff. Please update this disclosure in light of the two officers of the company and its other employees.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
For the fiscal year ended June 30, 2012 (audited)

19. Revise to define "increased wholesaler activity" and explain how this activity led to higher cost of goods sold.

20. Please include a discussion of your unpaid sales taxes, unpaid payroll taxes and related penalties, and the income tax penalty.

For the three month period ended September 30, 2012 (unaudited)

21. Revise to explain the reasons for the significant decrease in sales in the interim period.

Liquidity and Capital Resources

22. Instead of merely reciting balances or changes in balances of assets and liabilities, revise this section to explain the reasons why $201,649 in cash was used in operating activities during the year ended June 30, 2012 in comparison to $2,638 in cash generated by operating activities during the year ended June 30, 2011, and the circumstances under which you issued stock and received a loan during the year ended June 30, 2012. Explain also why cash used in operating activities increased $20,602 in the interim period ended September 30, 2012 and the circumstances under which you issued common stock during the same period.

23. We note the balance of the allowance for doubtful accounts was approximately 26% and 32% of gross accounts receivable at June 30, 2012 and 2011, respectively. Revise this section to discuss the reasons why the balance of the allowance account is a material percentage of receivables, discuss the reasons

why you have been unable to collect a material percentage of your receivables and its effect upon liquidity, and what you are doing to reverse this trend.

Current Directors and Officers

24. Please revise this section to provide the start and end dates, by month and year, of all of Mr. Sigler's and Mr. Valdez's various positions discussed here.

25. Please remove the promotional information from Mr. Sigler's biography, such as the reference to him coaching "some of the top players on the beach" and the reference to Nova Ortho Med now "doing over $50 million in sales per year." Such information does not appear to be relevant to your business.

26. Please revise Mr. Valdez's biography to clearly provide the information required by Item 401(e) of Regulation S-K. In this regard, revise to clarify his principal occupations and employment during the past five years, including the name and principal business of any related corporation or other organization.

Executive Compensation

27. Please revise to provide disclosure addressing the compensation of the directors for the company.

Security Ownership of Beneficial Ownership and Management

28. Please revise to provide tabular disclosure of the preferred share ownership pursuant to Item 403 of Regulation S-K, rather than only footnote disclosure.

29. It is unclear why you have included the number of shares covered by your employee stock option plan in the beneficial ownership table. Please advise or, for the sake of clarity, remove such disclosure.

Certain Relationships and Related Transactions

30. Please provide all of the information required by Item 404(a)(5) of Regulation S-K with respect to the loan to Mr. Sigler. Please also disclose the date when such loan was made.

Item 3.02 Unregistered Sales of Equity Securities

31. Please provide all of the information required by Item 701 of Regulation S-K with respect to sales of unregistered securities by the company and Team Sports Superstore, Inc. within the past three years. In this regard, we note that you have not disclosed the issuance in May 12, 2010 of common shares to various investors in Reshoot Production Company, among other possible transactions.

32. We note your disclosure that "the preferred shares will be issued pursuant to the exemption from registration provided by Section 4(2) …." We note that the beneficial ownership table indicates that Bill Sigler owned the preferred shares as of December 6, 2012. Please revise to update the disclosure to indicate that the preferred shares were issued to Bill Sigler.

Item 5.03 Amendments to Articles of Incorporation or Bylaws, Change in Fiscal Year

33. Please revise to clarify whether you are adopting Team Sportswear's fiscal year or retaining the shell company's fiscal year.

Item 9.01 Financial Statements and Exhibits

34. Please file or incorporate by reference all the exhibits required by Item 601 of Regulation S-K for a Form 10 filing. As non-exclusive examples, please file a complete copy of your articles of incorporation, as amended to reflect the current name of the company, and a complete copy of the bylaws. See Item 601(b)(3). Furthermore, please file any material contracts required by Item 601(b)(10), such as the lease for your headquarters.

Exhibit 99.1
Financial Statements as of June 30, 2011 and 2012 for each year then ended
Statement of Income, page F-2a

35. We note the line items "Sales Discounts" and "Conversion Costs" included in your statements of income. Please provide footnotes to describe the nature of the underlying transactions and your accounting policies for these transactions.

Statements of Cash Flows, page F-4a

36. We note that you include the change in short-term loan balances as an adjustment to reconcile net income to net cash provided by operations. Please explain for us why it is appropriate to consider the cash flows related to short-term loan as operating activities under FASB ASC 230.

37. Revise to disclose the amount of the provision for bad debts as a separate non-cash item in the reconciliation of net loss to cash flows used in operating activities.

Note 1. Organization and Summary of Significant Accounting Policies
Trade receivables, page F-7a

38. You disclose that the allowance for doubtful accounts is based upon 1% of credit sales. Please explain to us whether this policy is reflective of your historical experience regarding the collection of accounts receivable to date. Please also provide us with a reconciliation of the allowance for doubtful accounts showing

the beginning and ending balances, provision for bad debts, and write-offs for each of the years ended June 30, 2011, June 30, 2012 and the three months ended September 30, 2012.

Inventory, procedures, treatment, and valuation, page F-7a

39. Please expand your accounting policy to elaborate upon how you value and account for the write-off of inventory as a result of damage, deterioration, obsolescence, or changes in price levels. Please also disclose the inventory write-offs recorded in each of the periods included in the filing.

Note 9. Loans & Borrowings, page F-12a

40. We note that your loan issued on June 30, 2010 in the amount of $19,508 is due upon demand. Please tell us why it is appropriate to report this loan as long-term liability in your balance sheet as of June 30, 2011. Refer to FASB ASC 470-10-45-10.

41. We note that you issued a loan on March 29, 2012 in the amount of $7,000. Please tell us how you have reported this transaction in your balance sheet and statement of cash flows for the fiscal year ended June 30, 2012.

Note 11. Income Taxes, page F-13a

42. We note that you recorded an income tax penalty of $35,691 and related interest expense of $1,428. Please expand your disclosure to provide details of the tax penalty recorded.

43. Your disclosure indicates that your statutory income tax rate for the fiscal year ended June 30, 2011 is 15%; however, your statutory income tax rate for the fiscal year ended June 30, 2012 is 32%. Please explain the change in your statutory rate over the periods.

Exhibit 99.2
Financial Statements as of and for the three months ended September 30, 2012
Accountant's Review Report

44. We note the reference in the index to reviewed financial statements. Please note that when interim financial statements are described as having been reviewed, the auditor's review report must be filed. Please refer to Rule 8-03 of Regulation S-X.

Statement of Income, page F-1b

45. You do not appear to be a development stage entity. Accordingly, delete the February 16, 2010 (inception) to September 30, 2012 column here and in the statement of cash flows or tell us why you believe this information is required.

Balance Sheet, page F-2b

46. We note your balance sheet as of June 30, 2012 presented on this page is not consistent with the one presented on page F-3a. Please revise to reconcile the differences such that the historical balance sheets as of the same date are identical.

Exhibit 99.3
Pro Forma Financial Data

47. Expand Note 1 to disclose that Mr. Sigler acquired approximately 79% of Smack Sportswear in August 2011 in exchange for his commitment to sell Team Sportswear to Smack Sportswear upon the completion of the audit of Team Sportswear's audited financial statements. Clarify that this transaction is being accounted for as a reverse recapitalization of Team Sportswear and provide the applicable pro forma adjustments, i.e., eliminate Team Sportswear's common stock and additional paid-in capital, eliminate Smack's accumulated deficit, etc. Provide the necessary explanatory footnotes.

48. Delete the pro forma balance sheet as of June 30, 2012.

　　　　We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

　　　　In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Suying Li at (202) 551-3335 or Tia Jenkins at (202) 551-3871 if you have questions regarding comments on the financial statements and related matters. Please contact Shaz Niazi at (202) 551-3121 or David Link at (202) 551-3356 with any other questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director